SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11- K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-4347

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

Rogers Employee Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

REQUIRED INFORMATION

Financial Statements

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009
Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2010 and 2009
Notes to Financial Statements
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

/s/ Dennis M. Loughran
Dennis M. Loughran
Vice President, Finance and Chief Financial Officer

June 22, 2011

Audited Financial Statements

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rogers Employee Savings and Investment Plan Committee and Participants
Rogers Corporation

We have audited the accompanying statements of net assets available for benefits of Rogers Employee Savings and Investment Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

 /s/ Ernst & Young LLP

Boston, Massachusetts
June 22, 2011

Rogers Employee Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets:
Investments	$83,631,032	$72,481,020

Receivables:
Employee contributions	142,924	116,486
Employer contributions	99,449	42,026
Notes receivable from participants	1,737,632	1,365,887
	1,980,005	1,524,399
Total assets	85,611,037	74,005,419

Liabilities:
Return of excess participant deferrals	-	3,870
Net assets available for benefits	$85,611,037	$74,001,549

See accompanying notes to financial statements.

Rogers Employee Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2010	2009
Additions:
Investment income:
Interest	$582,134	$648,552
Dividends	240,742	212,557
Net appreciation in fair value of investments (Note C)	8,099,997	9,264,114
	8,922,873	10,125,223

Interest income on notes receivable from participants	71,198	73,386

Contributions:
Participant	4,421,067	4,477,050
Employer	1,634,748	1,549,621
Rollovers	244,031	205,652
	6,299,846	6,232,323
Total additions, net of investment income	15,293,917	16,430,932

Deductions:
Benefit payments	3,625,801	5,123,747
Administrative expenses	58,628	64,579
Total deductions	3,684,429	5,188,326
Net increase	11,609,488	11,242,606

Net assets available for benefits:
Beginning of year	74,001,549	62,758,943
End of year	$85,611,037	$74,001,549

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

Years Ended December 31, 2010 and 2009

NOTE A – DESCRIPTION OF THE PLAN

The Rogers Employee Savings and Investment Plan (the Plan or RESIP) is a contributory defined contribution plan covering all regular U.S. employees who have completed at least one month of continuous service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan’s recordkeeper and custodian functions are performed by businesses controlled by or affiliated with Prudential Financial, Inc. (Prudential).  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

Participants may contribute up to the lesser of $16,500 or their annual compensation less FICA taxes.

All participants, except those in collective bargaining units, are eligible to receive matching Rogers Corporation (the “Company”) contributions.  The Company contributed 100% of the first 1% and 50% of the next 5% of each participant's annual compensation in 2010 and 2009.  All contributions are participant directed.

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 subject to certain IRS restrictions, or 50 percent of their vested account balance.  Loan terms range from one month to five years or up to fifteen years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.

Each participant's account reflects the individual's pretax contribution, the Company's contribution (if applicable), an allocation of Plan earnings, and rollovers (if applicable).  Total earnings by fund are allocated daily to individual accounts.

Participants are 100% vested in their contributions and are 100% vested as to the Company's contributions after two years of continuous service.  Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or ceasing to be an Employee of the Company and a participant in the Plan on or after December 1, 2002 as a result of becoming an employee of a joint venture in which the Company has at least 30% ownership, a participant is 100% vested as to the Company's contributions.  Any nonvested participant who is terminated and not re-employed with the Company within five years of termination forfeits his or her interest in the nonvested portion of the Company’s contributions.  If re-employed within five years, the participant will recover his or her rights in this nonvested portion.

Forfeitures used to offset Company contributions and administrative expenses were $11,551 and $61,913 during 2010 and 2009, respectively. The forfeiture balance at December 31, 2010 and 2009 was $61,769 and $11,007, respectively.

A participant's tax-deferred contributions cannot be withdrawn prior to age 59-1/2 except for an immediate financial hardship, as defined by the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Company contributions can be drawn upon after five years in the Plan and a participant can withdraw funds for any reason upon reaching age 59-1/2.  Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or any other termination of employment, a participant may receive the value of the vested portion of his or her total account offset by any outstanding Plan loans.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE A - DESCRIPTION OF THE PLAN (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are reported on the accrual basis.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures,

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Payment of Benefits

Benefits are recorded when paid.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.  There were no excess contributions payable at December 31, 2010.  The Plan distributed the 2009 excess contributions to the applicable participants prior to March 15, 2010.

Valuation of Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note E for further discussion of fair value measurements.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.  Investments in pooled separate accounts are stated at fair value based on the year end market value of each unit held, which is based upon the market value of the underlying assets of the funds less investment management fees and asset charges.

The estimated fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values and adjusted for management fees and asset charges, as determined by the recordkeeper, on the last business day of the Plan year, which represents a Net Asset Value (NAV) or equivalent measure. Pooled separate accounts are accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Trustee for investment purposes.  There are no redemption restrictions associated with the pooled separate accounts.

Investments in mutual funds are valued at quoted market prices, which represent the NAV of shares held by the Plan at year end.

The investment in the group annuity contract is valued at fair value which approximates contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. The fair value of the group annuity contract utilizes an income approach and is based on the discounting of expected cash flows.  As there are no contractual cash flows other than redemption, and there is only a 90 day period from initial request to the redemption date, the fair value approximates contract value.  There are no events that limit the ability of the Plan to transact at contract value with the insurance company and there are no restrictions on redemption, other than the 90 day waiting period.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2009 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Administrative Expenses

The majority of the costs and expenses incurred in connection with the operation of the Plan have been borne by the Company.

NOTE C - INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31,
	2010	2009

Rogers Corporation Common Stock	$9,784,654	$8,651,240
Intern Blend / Artio Global	5,668,306	5,056,297
Growth Fund of America R5	6,462,755	5,238,952
Eaton Vance LG Cap Value A	8,511,234	7,508,034
Group Annuity Contract	22,064,531	21,626,726

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE C - INVESTMENTS (continued)

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009

Pooled Separate Accounts	$3,542,976	$4,356,729
Mutual Funds	2,595,144	4,580,633
Rogers Corporation Common Stock	1,961,877	753,520
	$8,099,997	$9,690,882

NOTE D - TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 2010 and 2009, the Plan entered into the following transactions with parties-in-interest:

	2010		2009
	Shares	Amount	Shares	Amount
Rogers Corporation:
Purchases of capital stock	15,674.3400	$501,219	21,889.5953	$434,343
Sales of capital stock, at market value	45,139.7100	1,329,682	33,182.4436	776,486

The Plan holds units of pooled separate account funds managed by Prudential, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

NOTE E – FAIR VALUE MEASUREMENTS

The relevant accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE E – FAIR VALUE MEASUREMENTS (continued)

The level in the fair value hierarchy within which the fair value measurement is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Rogers Corporation Common Stock	$9,784,764	$-	$-	$9,784,764
Mutual Funds
Domestic	24,664,551	-	-	24,664,551
International	2,077,788	-	-	2,077,788
Pooled separate accounts
Domestic	-	15,710,118	-	15,710,118
International	-	5,668,306	-	5,668,306
Life Cycle	-	3,660,975	-	3,660,975
Group Annuity Contract	-	-	22,064,531	22,064,531
Total assets at fair value	$36,527,102	$25,039,399	$22,064,531	$83,631,032

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Rogers Corporation Common Stock	$8,651,240	$-	$-	$8,651,240
Mutual Funds
Domestic	18,285,601	-	-	18,285,601
International	1,407,137	-	-	1,407,137
Pooled separate accounts
Domestic	-	14,083,751	-	14,083,751
International	-	5,056,297	-	5,056,297
Life Cycle	-	3,370,267	-	3,370,267
Group Annuity Contract	-	-	21,626,726	21,626,726
Total assets at fair value	$28,343,978	$22,510,316	$21,626,726	$72,481,020

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE E – FAIR VALUE MEASUREMENTS (continued)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2010:

Group Annuity Contract

Balance at January 1, 2009	$-
Realized gains(losses)	426,768
Unrealized gains(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements (net)	21,199,958
Transfers in and/or out of Level 3	-
Balance at December 31, 2009	21,626,726

Realized gains(losses)	582,133
Unrealized gains(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements (net)	144,328
Transfers in and/or out of Level 3	-
Balance at December 31, 2010	$22,064,531

NOTE F – Investment Contract with Insurance Company

The Plan invests in a fully benefit-responsive group annuity contract. The issuer maintains the contributions in the Principal Preservation Separate Account (PPSA), a pooled separate account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.5 percent. Such interest rates are reviewed and may be reset on a semi-annually basis.

Contract termination may occur by either party upon election and notice.  Because the group annuity contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average yields for group annuity contract	2010	2009

Based on actual earnings	2.7%	2.7%
Based on interest rate credited to participants	2.7%	2.7%

NOTES TO FINANCIAL STATEMENTS

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTE G - RISKS AND UNCERTAINITES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE H - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN NO: 06-0513860 PLAN NO: 006

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

December 31, 2010

	Description of Investment -
	Including Maturity Date
Identity of Issue	Rate of Interest,	Current
or Borrower	Par or Maturity Value	Value

Equity Funds

Prudential Pooled Separate Accounts:*

Group Annuity Contract	2.7% crediting rate	$22,064,531
Intern Blend/Artio Global	262,414.8094 Units of participation	5,668,306
Core plus Bond/PIMCO	239,761.7953 Units of participation	4,153,940
Dryden S&P 500 Index Fund	45,705.7753 Units of participation	3,818,427
Small Cap Growth/TimeSSQ	115,092.0863 Units of participation	3,813,224
Mid Cap Growth/Artisan	235,697.5622 Units of participation	3,924,527
IFX LT AGG Growth FD (I)	151,070.0425 Units of participation	1,485,943
IFX LT Balanced Fund (I)	98,051.9858 Units of participation	1,013,696
IFX LT Conservative FD (I)	55,508.1836 Units of participation	591,643
IFX LT Growth Fund (I)	30,194.6964 Units of participation	307,961
IFX LT Inc & Equity FD (I)	23,468.6712 Units of participation	261,732

Mutual Funds:

Eaton Vance LG Cap Value A	467,136.8427 Units of participation	8,511,234
Growth Fund of America R5	212,660.5941 Units of participation	6,462,755
JP Morgan Mid Cap Value A	160,193.1318 Units of participation	3,705,267
Oakmark Equity & Income	111,242.0798 Units of participation	3,085,855
Victory SM Company Opp I	96,262.9323 Units of participation	2,899,439
Thornburg Intl VAL R5	72,649.9192 Units of participation	2,077,788

		$73,846,268

Rogers Stock Fund

Rogers Corporation* - Common Stock	255,810.82250 shares	9,784,764

Loan Fund

Participant loans *	Participant loans, interest from 3.75% to 10.50%	1,737,632
		$85,368,664

*    Indicates party-in-interest to the Plan.

Note:  Cost information has not been included because all investments are participant directed.